Contact

www.linkedin.com/in/dr-joe-white (LinkedIn)
www.drjoewhite.com (Personal)

Top Skills

Entrepreneurship
Strategic Planning
Public Speaking

Dr. Joe White

Business Consultant & COO at Ronald Isley Liquid Gold
Winston-Salem, North Carolina, United States

Summary

Dr. Joe White is the CEO of The DRJ Group LLC a consulting and information marketing company focused on helping entrepreneurs, real estate investors, and speakers build sustainable, profitable businesses. He has launched franchise companies and mental health service companies and turned them into multi-million dollar entities. He has served on the board of the publicly traded Benaiah Capital Partners, lending his expertise to the small venture capital firm by helping in the area of strategic planning on everything from real estate projects to movies,

Experience

Self-employed
Business Strategy Consultant
October 1991 - Present (35 years 1 month)
Greensboro/Winston-Salem, North Carolina Area

CEOSpace
North Carolina Club President
December 2015 - December 2017 (2 years 1 month)
North Carolina

North Carolina Regional Director

Self Employed
Business Consultant & Real Estate Investing Coach
March 2005 - June 2007 (2 years 4 months)

Consultant and coach to business start ups and real estate investors

Education

Ceo Space International
Entrepreneurship/Entrepreneurial Studies · (2012 - 2017)